National Commerce Corporation

813 Shades Creek Parkway, Suite 100

Birmingham, Alabama 35209

October 22, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Todd K. Schiffman, Assistant Director

Re:	National Commerce Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed September 30, 2014

File No. 333-198219

Dear Mr. Schiffman:

We refer to the letter dated October 16, 2014 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”) to National Commerce Corporation (“NCC” or the “Company”), setting forth a comment of the staff of the Commission (the “Staff”) with respect to the Company’s Amendment No. 1 filed on September 30, 2014 (“Amendment No. 1”) to the Registration Statement on Form S-4 filed on August 18, 2014 (the “Registration Statement”). On behalf of the Company, we submit this letter containing the Company’s response to the Comment Letter. In connection with this letter, the Company is filing contemporaneously herewith an amendment to the Registration Statement (“Amendment No. 2”). Additionally, we are providing via courier two copies of Amendment No. 2, as well as two copies of Amendment No. 2 (excluding exhibits) marked to show changes from Amendment No. 1.

The response set forth in this letter is numbered to correspond to the numbered comment in the Comment Letter. We have reproduced the text of the comment in bold text followed by our response. The page number referenced in the response refers to the page number in Amendment No. 2. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in Amendment No. 2.

Summary Unaudited Pro Forma Condensed Combined Financial Date, page 15

1.	Please revise Note 2 on page 18 to include the purchase price allocation for the CBI Holding Company, LLC acquisition.

The Company’s Response: In response to the Staff’s comment, we have revised Note 2 on page 18 to include the purchase price allocation for the CBI Holding Company, LLC acquisition.

Mr. Todd K. Schiffman, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

October 22, 2014

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request that the Commission grant acceleration of the effectiveness of the Company’s Registration Statement, as amended (File No. 333-198219), so that it may become effective on Tuesday, October 28, 2014, or as soon as practicable thereafter.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response or otherwise, please call the undersigned at (205) 313-8122. Thank you very much for your attention to this matter.

Very truly yours,

/s/ William E. Matthews, V

William E. Matthews, V Chief Financial Officer